Exhibit 99.15

TOWER ONE COMPLETES SECURED CONVERTIBLE DEBENTURE OFFERING AND AMENDS EXISTING CONVERTIBLE DEBENTURES

Vancouver, BC, Canada – November 28, 2018 – Tower One Wireless Corp (CSE: TO) (OTCMKTS: TOWTF) (Frankfurt: A2DKQ4) (“Tower One” or the “Company”) is pleased to announce the closing of secured convertible debentures (the “Debentures”) on a private placement basis for aggregate principal amount of $500,000.00CAD (the “Offering”). In connection with the closing of the Offering, the Company paid a $15,000.00CAD placement fee representing 3% of the proceeds of the Offering.

The Debentures bear an interest rate of 1% per month, payable in cash on the first business day of each month, and will mature on June 12, 2019. The outstanding principal amount under the Debentures are convertible, in whole or in part, at any time before maturity and at the option of the Debentureholder, into common shares of the Company (the “Shares”) at a conversion price of $0.10CAD per Share. The Company’s obligations under the Debentures are secured by a first ranking security interest over all of the assets of the Company and its subsidiaries. If any Shares of the Company are sold or issued for a price less than $0.10CAD per Share prior to conversion or repayment of the Debentures, the conversion price of the Debentures will be adjusted downward to the price of such financing.

Concurrent with the issuance of the Debentures, the Company also issued to each subscriber under the Offering, common share purchase warrants (the “Warrants”) such that each subscriber received one Warrant for each $0.10CAD original principal amount of its Debenture, resulting in 5,000,000 Warrants being issued as part of the Offering. Each Warrant entitling the holder thereof to acquire one Share at an exercise price of $0.125CAD per Share for a period of one year from the date of issuance of the Warrants.

The Company intends to use the proceeds raised under the Offering to further its current and future business needs, including the ongoing development of the Company’s business model and for general working capital purposes.

Amendments to Certain Existing Secured Convertible Debentures and Warrants

The Company also announces certain amendments made to certain existing secured convertible debentures (the “Amended Debentures”) and common share purchase warrants (the “Amended Warrants”) issued on June 12, 2018.

The Amended Debentures were amended as follows:

  the conversion price of the Amended Debentures was amended from $0.20CAD to $0.10CAD;

  each holder received one common share purchase warrant for each $0.10CAD principal amount of convertible debenture as opposed to each $0.20CAD principal amount of convertible debenture. This resulted in 10,000,000 warrants being issued instead of 5,000,000; and

  a clause was added prohibiting the holders of the Amended Debentures from converting any principal amount if the aggregate number of securities of the Company owned, directly or indirectly, by the holder and any affiliates of the holder, collectively, as a result of such conversion would exceed 10% of the issued and outstanding securities of the Company calculated on the date of the conversion.

The Amended Warrants were amended as follows:

  the exercise price of the Amended Warrants was amended from $0.25CAD to $0.125CAD;

  the expiry date of the Amended Warrants was extended from June 12, 2019 to November 13, 2019;

  the adjustment clause applicable to the Amended Warrants was amended to account for a downward adjustment, in certain circumstances, from $0.18CAD to $0.10CAD as follows: In the event the Company issues warrants with an exercise price below $0.125CAD (the "Offering Warrant Price"), the Company will adjust the exercise price of the Amended Warrants to equal the lesser of (i) the Offering Warrant Price; or (ii) a 25% premium to any equity issued, provided that the exercise price shall not be below $0.10CAD per share; and

  a clause was added prohibiting the holders of the Warrants from exercising any Warrants if the aggregate number of securities of the Company owned, directly or indirectly, by the holder and any affiliates of the holder, collectively, as a result of such exercise would exceed 10% of the issued and outstanding securities of the Company calculated on the date of exercise of the Warrants.

If you have any other questions about the Offering, please contact Alejandro Ochoa, at Tower One Wireless Corp. at (917) 546-3016 or by email at a.ochoa@toweronewireless.com.

About Tower One Wireless Corp.

Tower One Wireless Corp.’s principal business is to build, own and operate multitenant wireless telecommunications infrastructure (“towers”) in Latin America. Tower One leases space on its towers to mobile network operators. The Company is focused on the build to suit tower industry whereby a long-term lease is secured with a tenant prior to building a tower. The Company operates in the three largest Spanish speaking countries in Latin America (Argentina, Colombia and Mexico) with a combined population of approximately 220 million people.

For further information, please contact:

Corporate Communications
info@toweronewireless.com
(604) 559-8051

The Canadian Securities Exchange has not reviewed, and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities law and may not be offered or sold in the “United States”, as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements (collectively "forward- looking information") within the meaning of applicable securities laws. Forward-looking information is typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. Tower One cautions investors that any forward-looking information provided by Tower One is not a guarantee of future results or performance, and that actual results may differ materially from those in forward-looking information as a result of various factors. The reader is referred to Tower One’s public filings for a more complete discussion of such risk factors and their potential effects which may be accessed through the Tower One's profile on SEDAR at www.sedar.com.